NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

February 8, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Jessica Plowgian, Attorney-Advisor

Ivette Leon, Assistant Chief Accountant

Christine B. Adams, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”) Form 20-F for the Fiscal Year Ended May 31, 2012 (the “2012 Form 20-F”) (File No. 001-32993)

Dear Mr. Spirgel, Ms. Plowgian, Ms. Leon and Ms. Adams,

This letter sets forth the Company’s responses to the comments contained in the letter dated January 30, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2012 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2012 Form 20-F.

Notes to Consolidated Financial Statements

Note 23. Restricted Net Assets, page 56

1.	We note your response to comment 11 from our letter dated December 21, 2012. Rule 4-08(e) of Regulation S-X defines restricted net assets as “that amount of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).” Please tell us whether the net assets of your PRC subsidiaries may be transferred to the parent company in the form of loans or advances without regulatory approval. In your response, tell us how you considered the regulations on foreign exchange as they relate to capital account items as described on page 42 of your most recent Form 20-F and Circular on Issues concerning Internal Management of Foreign Currency Funds of Multinationals (Circular 104).

In addition, it appears that the net assets of your WFOEs are restricted as they may not be transferred to the parent company in the form of loans or advances, and cash dividends are restricted to the extent of the statutory reserves and share capital.

Please revise your note disclosure to describe the restrictions on the ability of your WFOEs and VIEs to transfer funds to the registrant in the form of cash dividends, loans or advances (i.e., borrowing arrangements, regulatory restraints, foreign government, etc.). In your response provide us with your proposed, revised note disclosure.

The Company respectfully advises the Staff that as advised by its PRC counsel and explained in further details below: (a) regulatory approval is required for a PRC company to make loans to offshore companies, (b) advances to offshore companies without regulatory approval are limited to operation-related transactions, and (c) paying dividends remains the most common way for the PRC subsidiaries to transfer assets to the offshore parent company under current PRC law.

(i) Loans from PRC companies to their offshore affiliates

Pursuant to Article 3.2 of Notice on Issues Concerning Strengthening the Foreign Exchange Administration of Capital Accounts issued by the State Administration of Foreign Exchange of China (the “SAFE”) in 1998 and the Explanations to Provisions on the Settlement, Sale and Payment issued by the SAFE in 1996, payments related to “capital account items,” such as loans to offshore entities, require the prior approval from the SAFE or its local counterparts.

The SAFE issued the Circular on Issues Concerning Internal Management of Foreign Currency Funds of Multinationals (“Circular 104”) in 2004 to facilitate foreign currency inter-company loans between members of a “multinational company headquartered” in the PRC. Subject to conditions set forth in the Circular 104, qualified members of a multinational company, “whose global or regional investment management function is exercised by a member company within China, may extend loans to each other out of their existing foreign currency funds.” Article 1.1 of Circular 104 defines “multinational companies” as “enterprise groups that have members both inside and outside the territory of the PRC, and of which a member within the territory of the PRC exercises the global or regional (including China) investment management function” and Article 2.2 further provides detailed qualifications for multinational companies that may provide loans to its offshore member companies. The Company does not believe it is a “multinational company” as defined in Circular 104 because its parent holding company is a company incorporated in Cayman Islands (not in China) and it also does not meet the qualifications set forth in Article 2.2 of Circular 104. Circular 104 further provides that before making any loans to offshore member companies, the multinational company must obtain the prior approval from the SAFE or its local counterparts.

On June 9, 2009, the SAFE issued the Notice on Certain Issues Relating to Foreign Exchange Administration on Offshore Lending by Domestic Enterprise (“Circular 24”) which supplemented Circular 104 in terms of offshore lending. Pursuant to Circular 24, all China-based enterprises may provide loans to their overseas wholly or partially owned subsidiaries from (a) self-owned foreign currency, (b) foreign currency purchased with RMB, and (c) funds from the foreign currency cash pool approved by the SAFE. However, the onshore lender is still required to obtain the approval from the SAFE or its local counterparts before making loans pursuant to Circular 24. The lending company must seek the prior approval from the SAFE or its local counterparts by submitting, among others, (a) a written application with basic information of the lender and the borrower, the source of fund and a warranty letter under which the lender warrants to take back the loan if the foreign exchange balance of China experiences a significant change, (b) a loan agreement, and(c) the audited financial statements of the lender and the borrower. The outstanding balance of a lender’s offshore lending shall not exceed the lower of (a) 30% of the lender’s shareholder’s equity, and (b) the Chinese entities’ total registered investment in the borrower.

In summary, although China has in recent years enacted rules and policies encouraging Chinese companies to make outbound investments and thus making it easier for Chinese companies to provide loans to offshore companies, the prior SAFE approval is still required under these new regulations, and such prior approval, in the Company’s view, is a “consent of a third-party” under Rule 4-08(e) of Regulation S-X.

(ii) Advances by PRC companies to offshore entities

As for advances, although a PRC company may make advances to a foreign company as “operation-related” payments without the prior approval from the SAFE or its local counterparts pursuant to Article 12 of Provisions on the Settlement, Sale and Payment of Foreign Exchange (“FX Settlement Regulation”), such advances must be supported by bona fide business transactions and cannot be used as a way to transfer assets from the PRC subsidiaries to the offshore parent company. For instance, a PRC subsidiary may pay royalties or other fees in advance to its offshore parent company if there are license or other agreements entered into between the PRC subsidiary and the offshore parent company. However, FX Settlement Regulation does not authorize advances from a PRC subsidiary to its offshore parent company for the primary purpose of transferring onshore assets to the offshore parent company.

(iii) Dividend payments by PRC companies to their offshore parent companies

The approval of the SAFE or its local counterparts is not required for remittance of dividends to a PRC company’s offshore parent company. Dividends payments are “current account transactions” that do not require SAFE approval, pursuant to Article 14 of the PRC Foreign Exchange Management Regulation promulgated by PRC State Council and Article 21 of the FX Settlement Regulation. If a PRC company wants to pay dividends in foreign currency to its overseas parent company, the company must submit to a qualified PRC commercial bank the board resolutions approving such dividend payments and an audit report prepared by a qualified PRC accounting firm evidencing the company’s after-tax profits. The bank is expected to conduct a perfunctory review of the documents submitted by the company and process the payment in foreign currency in respect of the remittance of dividends to the company’s offshore parent company. The Company does not view this perfunctory review this as a consent required from a third party under Rule 4-08(e) of Regulation S-X.

In addition, as the Company has disclosed on pages 17, 43, 67 and F-55 of its 2012 Form 20-F, a PRC company may pay dividends only out of its accumulated profits, if any, pursuant to Article 167 of the PRC Company Law. Furthermore, a PRC company is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital pursuant to Article 167 of the PRC Company Law. These statutory reserves are not distributable as dividends but can be distributed to shareholders upon liquidation of the company.

In response to the Staff’s request, the Company proposes to further revise Note 23 currently on page 56 of the consolidated financial statements included in the 2012 Form 20-F, to be included in the amended Form 20-F filing, as follows (the deletions proposed hereby are marked with strikethrough, and the additions proposed hereby are in italics and underlined):

“23.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs and VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans ~~and~~, advances or cash dividends. ~~No dividends have been paid by the WFOEs or VIE to the Company in any of the three years ended May 31, 2012. Restricted net assets include net assets of VIE and paid in capital and reserves of WOFEs.~~ The balance of restricted net assets was $159,253 and $177,194, of which $119,652 and $135,517 was attributed to the paid in capital and statutory reserves of the VIE and $39,601 and $41,677 was attributed to the paid in capital and statutory reserves of the WFOEs, as of May 31, 2011 and 2012, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIE’s revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.”

*    *    *

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the undersigned at +86 186 000 31388 or +852 9543 5566 or the Company’s U.S. counsel, Z. Julie Gao and Brian Breheny of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4850 and (202) 371-7180, respectively.

Very truly yours,

/S/ LOUIS T. HSIEH
Louis T. Hsieh
President and Chief Financial Officer

cc:

Michael Minhong Yu, New Oriental Education & Technology Group Inc.

Z. Julie Gao, Esq., Brian Breheny, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Eric Phipps, Mark Lian, Deloitte Touche Tohmatsu CPA Ltd.